UNITED STATES OF AMERICA
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES AND EXCHANGE ACT OF 1934

Includes financial statements and their related notes for the three-month period ended March 31, 20078 filed by Sociedad Química y Minera de Chile S.A. before the Superintendencia de Valores y Seguros de Chile on April 29, 2008.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
(Exact name of registrant as specified in its charter)

CHEMICAL AND MINING COMPANY OF CHILE INC.
(Translation of registrant's name into English)

El Trovador 4285, Santiago, Chile (562) 425-2000
(Address and phone number of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______	No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82_________

On April 29, 2008, the Registrant filed with the Superintendencia de Valores y Seguros of Chile (the "SVS") a report that included information as to the Registrant's consolidated financial condition and results of operations for the three-month period ended March 31, 2008. Attached is a summary of such consolidated financial information included in the summary and in the report filed with the Superintendencia de Valores y Seguros of Chile. This financial information was prepared on the basis of accounting principles generally accepted in Chile and does not include a reconciliation of such information to accounting principles generally accepted in the United States of America.

THIS REPORT IS AN ENGLISH TRANSLATION OF, AND A CHILEAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES PRESENTATION OF, THE THREE-MONTH PERIOD ENDED MARCH 31, 2008 REPORT FILED WITH THE SUPERINTENDENCIA DE VALORES Y SEGUROS (SVS) IN CHILE, AND UNLESS OTHERWISE INDICATED, FIGURES ARE IN US DOLLARS.

Consolidated Financial Statements

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Santiago, Chile
March 31, 2008 and 2007

Consolidated Financial Statements

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

As of March 31, 2008 and 2007
and for the three months ended March 31, 2008 and 2007
(A translation of the original in Spanish- see note 2 (a))

Contents

Consolidated Financial Statements

Consolidated Balance Sheets	3
Consolidated Statements of Income	5
Consolidated Statements of Cash Flows	6
Notes to the Consolidated Financial Statements	7

Ch$	-	Chilean pesos
ThCh $	-	Thousands of Chilean pesos
US$	-	United States dollars
ThUS$	-	Thousands of United States dollars
ThEuro	-	Thousands of Euros
UF	-	The UF is an inflation-indexed, Chilean peso-denominated monetary unit. The UF rate is set daily in advance, based on the change in the Consumer Price Index of the previous month.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Consolidated Statements of Income
(A translation of the original in Spanish- see note 2 (a))

		As of March 31,
	Note	2008	2007
		ThUS$	ThUS$
ASSETS

Current Assets
Cash		25,752	18,078
Time deposits		77,239	31,934
Marketable securities	4	63,395	118,229
Accounts receivable, net	5	256,579	167,180
Other accounts receivable, net	5	8,435	10,341
Accounts receivable from related companies	6	91,633	75,029
Inventories, net	7	442,154	384,042
Recoverable taxes		38,598	34,042
Prepaid expenses		9,291	7,831
Other current assets		45,488	11,538
Total Current Assets		1,058,564	858,244

Property, Plant and Equipment, net	8	1,006,525	932,544

Other Assets
Investments in related companies	9	25,929	18,962
Goodwill, net	10	33,822	35,762
Negative goodwill, net	10	(1,291)	(1,928)
Long-term accounts receivable, net	5	1,245	390
Long-term accounts receivable from related companies	6	2,000	2,118
Intangible assets, net		3,642	4,353
Other long-term assets	11	34,569	45,745
Total Other Assets		99,916	105,402
Total Assets		2,165,005	1,896,190

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Consolidated Statements of Income
(A translation of the original in Spanish- see note 2 (a))

		As of March 31,
	Note	2008	2007
		ThUS$	ThUS$
LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities
Short-term bank debt	12	627	32,133
Current portion of long-term debt	12	1,687	1,966
Current portion of bonds payable	13	14,107	9,574
Dividends payable		534	262
Accounts payable		118,040	85,220
Other accounts payable		398	816
Notes and accounts payable to related companies	6	2,310	704
Accrued liabilities	14	32,671	21,453
Withholdings		17,956	9,156
Income taxes		18,381	11,879
Deferred income		58,458	1,748
Deferred income taxes	15	9,512	3,478
Other current liabilities		5,870	2,171
Total Current Liabilities		280,551	180,560

Long-Term Liabilities
Long-term bank debt	12	180,000	180,000
Long-term Obligations with the Public (Bonds)	13	322,295	299,689
Other accounts payable		764	790
Deferred income taxes	15	50,881	48,530
Long-term accrued liabilities	16	31,473	19,264
Total Long-Term Liabilities		585,413	548,273

Minority Interest	17	51,031	39,034

Shareholders' equity
Paid-in capital	18	477,386	477,386
Other reserves	18	164,232	154,601
Retained earnings	18	606,392	496,336
Total Shareholders' Equity		1,248,010	1,128,323
Total Liabilities and Shareholders' Equity		2,165,005	1,896,190

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Consolidated Statements of Income
(A translation of the original in Spanish- see note 2 (a))

		For the three months ended
		March 31,
	Note	2008	2007
		ThUS$	ThUS$
Operating Results

Sales		326,335	237,149
Cost of sales		(222,092)	(164,120)
Gross margin		104,243	73,029
Selling and administrative expenses		(18,021)	(14,232)
Operating Income		86,222	58,797

Non-operating Results
Non-operating income	20	7,769	8,249
Non-operating expenses	20	(11,379)	(12,973)
Non-operating Loss		(3,610)	(4,724)
Income before income taxes		82,612	54,073
Income tax expense	15	(13,270)	(10,557)
Income before Minority Interest		69,342	43,516
Minority interest	17	(4,558)	(553)
Net income before negative goodwill		64,784	42,963
Net Income		64,784	42,963

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))
		For the three months ended March 31
		2008	2007
		ThUS$	ThUS$
Cash flows from operating activities
Net income		64,784	42,963
Charges (credits) to income not representing cash flows
Depreciation expense	8	25,221	22,750
Amortization of intangible assets		172	169
Write-offs and accruals		6,823	6,944
Gain on equity investments in related companies		(2,107)	(456)
Loss on equity investments in related companies		50	-
Amortization of goodwill	10	558	558
Amortization of negative goodwill	10	-	-
(Profit) loss on sales of assets		(754)	(2)
Loss from sale of investments		-	-
Other credits to income not representing cash flows		(2,485)	(966)
Other charges to income not representing cash flows		36,994	26,599
Foreign currency translation, net		2,222	870
Net changes in operating assets and liabilities (Increase) decrease:
Trade accounts receivable		(1,959)	(3,766)
Inventories		(57,954)	(20,834)
Other assets		(5,144)	(11,804)
Accounts payable		(4,773)	(6,265)
Interest payable		5,502	2,954
Net income taxes payable		(6,643)	(6,432)
Other accounts payable		(7,294)	(1,793)
VAT and taxes payable		(1,865)	(1,837)
Minority interest	17	4,558	553
Net cash provided by operating activities		55,906	50,205

Cash flows from financing activities
Proceeds from short term bank financing		-	-
Bonds payable		-	-
Payment of dividends		(19)	(56)
Repayment of bank financing		(1,179)	(25,000)
Payment of obligations with the public		-	-
Payment of expenses for the issuance and placement of bonds payable		-	-
Net cash used in financing activities		(1,198)	(25,056)

Cash flows from investing activities
Sales of property, plant and equipment		1,159	-
Sales of investments in related companies		-	-
Other investing income	24	220	97
Additions to property, plant and equipment		(49,309)	(37,794)
Capitalized interest		(1,856)	(3,038)
Purchase of investments in related companies		-	-
Other disbursements		(740)	(136)
Net cash used in investing activities		(50,526)	(40,871)

Effect of inflation on cash and cash equivalents		(751)	20
Net change in cash and cash equivalents		3,431	(15,702)
Beginning balance of cash and cash equivalents		164,212	183,943
Ending balance of cash and cash equivalents		167,643	168,241

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))
Note 1 - Company Background

Sociedad Química y Minera de Chile S.A. (the “Company”) was registered with the Chilean Superintendency of Securities and Insurance (“SVS”) on March 18, 1983.

The subsidiary registered in the Superintendency of Securities and Insurance registry of securities is as follows:

Soquimich Comercial S.A., Registration No. 0436 dated January 11, 1993.

Note 2 - Summary of Significant Accounting Policies

a) Basis for the preparation of the consolidated financial statements

The accompanying consolidated financial statements have been prepared in U.S. dollars in accordance with accounting principles generally accepted in Chile (“Chilean GAAP”) and the regulations of the SVS. Certain accounting practices applied by the Company that conform to Chilean GAAP may not conform to generally accepted accounting principles in the United States (“US GAAP”). For the convenience of the reader, the consolidated financial statements and their accompanying notes have been translated from Spanish into English.

The consolidated financial statements include the accounts of Sociedad Química y Minera de Chile S.A. (the “Parent Company”) and subsidiaries (companies in which the Parent Company holds a controlling participation, generally equal to direct or indirect ownership of more than 50%). The Parent Company and its subsidiaries are referred to as the “Company”.

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

In accordance SVS Circular No. 1,697 and Technical Bulletins Nos. 64 and 72 of the Chilean Association of Accountants, the consolidated financial statements include the following subsidiaries:

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 2 - Summary of Significant Accounting Policies (continued)

Basis for the preparation of the consolidated financial statements (continued)

	Direct or indirect ownership
	2008	2007
	%	%
Foreign subsidiaries:
Nitrate Corp. of Chile Limited (United Kingdom)	100.00	100.00
Soquimich SRL - Argentina	100.00	100.00
Nitratos Naturais do Chile Ltda. (Brazil)	100.00	100.00
SQM Europe NV (Belgium)	100.00	100.00
SQM North America Corp. (USA)	100.00	100.00
North American Trading Company (USA)	100.00	100.00
SQM Peru S.A.	100.00	100.00
SQM Corporation N.V. (Dutch Antilles)	100.00	100.00
S.Q.I. Corporation N.V. (Dutch Antilles)	100.00	100.00
Soquimich European Holding B.V. (Holland)	100.00	100.00
SQMC Holding Corporation L.L.P. (USA)	100.00	100.00
SQM Ecuador S.A.	100.00	100.00
Cape Fear Bulk L.L.C.(USA)	0.00	51.00
SQM Investment Corporation N.V. (Dutch Antilles)	100.00	100.00
SQM Brasil Ltda.	100.00	100.00
Royal Seed Trading Corporation A.V.V. (Aruba)	100.00	100.00
SQM Japon Co. Ltd.	100.00	100.00
SQM Oceanía PTY Limited (Australia)	100.00	100.00
SQM France S.A.	100.00	100.00
RS Agro-Chemical Trading A.V.V. (Aruba)	100.00	100.00
SQM Comercial de México S.A. de C.V.	100.00	100.00
SQM Indonesia	80.00	80.00
SQM Virginia L.L.C. (USA)	100.00	100.00
Agricolima S.A. de C.V. (Mexico)	100.00	100.00
SQM Venezuela S.A.	100.00	100.00
SQM Italia SRL (Italy)	100.00	100.00
Comercial Caiman Internacional S.A. (Cayman Islands)	100.00	100.00
SQM Africa PTY (South Africa)	100.00	100.00
Administración y Servicios Santiago S.A. de C.V. (Mexico)	100.00	100.00
SQM Lithium Specialties L.L.P. (USA)	100.00	100.00
SQM Nitratos México S.A. de C.V. (México)	51.00	51.00
Fertilizantes Naturales S.A.	66.67	66.67
Iodine Minera B.V.	100.00	100.00
SQM Dubai - FZCO.	100.00	100.00

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 2 - Summary of Significant Accounting Policies (continued)

Basis for the preparation of the consolidated financial statements (continued)

	Direct or indirect ownership
	2008	2007
	%	%
Domestic subsidiaries:
Servicios Integrales de Tránsitos y Transferencias S.A.	100.00	100.00
Soquimich Comercial S.A.	60.64	60.64
Isapre Norte Grande Ltda.	100.00	100.00
Almacenes y Depósitos Ltda.	100.00	100.00
Ajay SQM Chile S.A.	51.00	51.00
SQM Nitratos S.A.	99.99	99.99
Proinsa Ltda.	60.58	60.58
SQM Potasio S.A.	100.00	100.00
SQMC International Limitada.	60.64	60.64
SQM Salar S.A.	100.00	100.00
SQM Industrial S.A.	100.00	100.00
Minera Nueva Victoria S.A.	100.00	100.00
Exploraciones Mineras S.A.	100.00	100.00
Sociedad Prestadora de Servicios de Salud Cruz del Norte S.A.	100.00	100.00
Comercial Hydro S.A.	60.64	60,64

All significant inter-company balances, transactions and unrealized gains and losses arising from transactions between these companies have been eliminated in consolidation.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 2 - Summary of Significant Accounting Policies (continued)

b)	Accounting period

These consolidated financial statements have been prepared as of March 31, 2008 and 2007 and for the three months then ended.

c)	Reporting currency and monetary correction

The financial statements of the Company are prepared in U.S. dollars. As a significant portion of the Company’s operations are transacted in U.S. dollars, the U.S. dollar is considered the currency of the primary economic environment in which the Company operates.

The Parent Company and those subsidiaries which maintain their accounting records in U.S. dollars are not required, or permitted, to restate the historical dollar amounts for the effects of inflation.

The financial statements of domestic subsidiaries that maintain their accounting records in Chilean pesos have been restated to reflect the effects of variations in the purchasing power of Chilean pesos during the period. For this purpose, and in accordance with Chilean regulations, non-monetary assets and liabilities, equity and income statement accounts have been restated in terms of period-end constant pesos based on the change in the consumer price index during the period ( 0.8% and 0.2% in 2008 and 2007, respectively). The resulting net charge or credit to income arises as a result of the gain or loss in purchasing power from the holding of non-U.S. dollar denominated monetary assets and liabilities exposed to the effects of inflation.

Prior period financial statements presented for comparative purposes have not been restated to reflect the change in the purchasing power of the Chilean pesos during the most recent period-end. In accordance with Chilean GAAP, amounts expressed in U.S. dollars, including amounts included in the consolidated financial statements as determined in prior years from the translation of financial statements of those Chilean subsidiaries which maintain their accounting records in Chilean pesos, are not adjusted for price-level changes.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 2 - Summary of Significant Accounting Policies (continued)

d) Foreign currency

i)	Foreign currency transactions

Monetary assets and liabilities denominated in Chilean pesos and other currencies have been translated to U.S. dollars at the observed exchange rates determined by the Central Bank of Chile in effect at each year-end of Ch$ 437.71 per US$1 at March 31, 2008 and Ch$ 539.21 per US$1 at March 31, 2007.

ii)	Translation of non-U.S. dollar financial statements

In accordance with Chilean GAAP, the financial statements of foreign and domestic subsidiaries that do not maintain their accounting records in U.S. dollars are translated from the respective local currencies to U.S. dollars in accordance with Technical Bulletin No. 64 and No. 72 of the Chilean Association of Accountants (“BT 64-BT 72”) as follows:

a)	For those subsidiaries and affiliates located in Chile which keep their accounting records in price-level adjusted Chilean pesos:

-	Balance sheet accounts are translated to U.S. dollars at the year-end exchange rate without eliminating the effects of price-level restatement.
-	Income statement accounts are translated to U.S. dollars at the average exchange rate each month. The monetary correction account on the income statement, which is generated by the inclusion of price-level restatement on the non-monetary assets and liabilities and shareholders’ equity, is translated to U.S. dollars at the average exchange rate for each month.
-	Translation gains and losses, as well as the price-level restatement to the balance sheet mentioned above, are included as an adjustment in shareholders’ equity, in conformity with Circular No. 1,697 of the SVS.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 2 - Summary of Significant Accounting Policies (continued)

b)	The financial statements of those foreign subsidiaries that keep their accounting records in currencies other than the U.S. dollar have been translated at historical exchange rates as follows:

-	Monetary assets and liabilities are translated at year-end exchange rates between the US dollar and the local currency.
-	All non-monetary assets and liabilities and shareholders’ equity are translated at historical exchange rates between the US dollar and the local currency.
-	Income and expense accounts are translated at average exchange rates between the US dollar and the local currency.
-	Any exchange differences are included in the results of operations for the period.

d) Foreign currency (continued)

Foreign exchange differences for the period ended March 31, 2008 and 2007 generated net earnings (loss) of ThUS$ (2,222) and ThUS$ (870) respectively, which have been charged to the consolidated statements of income in each respective period.
The monetary assets and liabilities of foreign subsidiaries were translated into US dollars at the exchange rates per US dollar prevailing at March 31, as follows:

	2008	2007
	US$	US$
Brazilian Real	1.73	2.06
New Peruvian Sol	3.19	3.18
Argentine Peso	3.17	3.10
Japanese Yen	100.19	118.05
Euro	0.65	0.75
Mexican Peso	10.70	11.05
Australian Dollar	1.10	1.24
Pound Sterling	0.50	0.51
Ecuadorian Sucre	1.00	1.00
South African Rand	8.14	7.22

The Company uses the “observed exchange rate”, which is the rate determined daily by the Chilean Central Bank based on the average exchange rates at which bankers conduct authorized transactions.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 2 - Summary of Significant Accounting Policies (continued)

e)	Cash and cash equivalents

Included in cash and cash equivalents are cash and bank balances included in cash, time deposits, financial instruments classified as marketable securities and other short-term investments maturing within 90 days, in compliance with Technical Bulletin No. 50 issued by the Chilean Association of Accountants.

The Company has considered as operating cash movements, all positive or negative cash flows directly related to its line of business and in general all cash flows that are not defined as from investment or financing.

f)	Time deposits

Time deposits are recorded at cost plus accrued interest.

g)	Marketable securities

Marketable securities are recorded at the lower of cost plus accrued interest or market value.

h)	Allowance for doubtful accounts

The Company records an allowance for doubtful accounts based on estimated probable losses.

i)	Inventories and materials

Inventories of finished products and products in process are stated at average production cost, which is presented net of provisions. Provisions have been made based on a technical study which covers the different variances which affect our products (density, moist, among others).

Materials and supplies received are stated at average acquisition and inventories in transit are stated at cost incurred at the end of the period.

The cost of inventories does not exceed its net realizable value.

j)	Income taxes and deferred income taxes

In conformity with current Chilean tax regulations, the Company recognizes the provision for corporate income tax expense and the income tax for the mining activity on an accrual basis.

Note 2 - Summary of Significant Accounting Policies (continued)

j)	Income and deferred taxes (continued)

Prior to 2000, income taxes were charged to results in the same period in which the income and expenses were recorded and were calculated in accordance with the enacted tax laws in Chile and the other jurisdictions in which the Company operated.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Under Chilean law, the Parent Company and its subsidiaries are required to file separate tax returns.

Beginning January 1, 2000, the Company records deferred income taxes in accordance with Technical Bulletin Nos. 60, 69, 71 and 73 of the Chilean Association of Accountants, and with Circular No. 1466 issued on January 27, 2000 by the SVS, recognizing the deferred tax effects of temporary differences between the financial and tax values of assets and liabilities, using the liability method. The effect of the temporary differences at March 31, 1999 were recorded in complementary asset and liability accounts, which are recognized in the statement of operations over the estimated period in which they reverse.

k)	Property, plant and equipment

Property, plant, equipment and property rights are recorded at acquisition cost, considering in general an average residual value of 5%, except for certain assets that were restated in accordance with a technical appraisal in 1989. Depreciation for the period is calculated according to the straight-line method based on the remaining technical useful lives of assets, estimated by management.

Property, plant and equipment acquired through financial lease agreements are accounted for at the present value of the minimum lease payments plus the purchase option based on the interest rate included in each contract. The Company does not legally own these assets and therefore cannot freely dispose of them.

In conformity with Technical Bulletin No. 31 and 33 of the Chilean Association of Accountants, the Company capitalizes interest cost associated with the financing of new assets during the construction period of such assets.

Maintenance costs of plant and equipment are charged to expenses as incurred.

The Company obtains property rights and mining concessions from the Chilean state. Other than minor filing fees, the property rights are usually obtained without initial cost, and once obtained, are retained by the Company as long as the annual fees are paid. Such fees, which are paid annually in March, are recorded as prepaid assets to be amortized over the following twelve months. Values attributable to these original mining concessions are recorded in property, plant and equipment.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 2 - Summary of Significant Accounting Policies (continued)

l)	Investments in related companies

Investments in related companies over which the Company has significant influence are included in other assets and are recorded using the equity method of accounting, in accordance with SVS Circulars Nos. 368 and 1,697 and Technical Bulletins Nos. 64 and 72 issued by the Chilean Association of Accountants. Accordingly, the Company’s proportional share in the net income or loss of each investee is recognized in the non-operating income and expense classification in the consolidated statements of income on an accrual basis, after eliminating any unrealized profits from transactions with the related companies.

The translation adjustment to U.S. dollars of investments in domestic subsidiaries that maintain their accounting records and are controlled in Chilean pesos is recognized in other reserves within shareholders’ equity. Direct and indirect investments in foreign subsidiaries or affiliates are controlled in U.S. dollars.

Investments in which the Company has less than 20% participation and the capacity to exert significant influence or control over the investment, because SQM forms part of its Board of Directors, have been valued using the equity method.

m)	Goodwill and negative goodwill

Goodwill is calculated as the excess of the purchase price of companies acquired over their net book value, whereas negative goodwill occurs when the net book value exceeds the purchase price of companies acquired. Goodwill and negative goodwill resulting from equity method investments are maintained in the same currency in which the investment was made and are amortized based on the estimated period of investment return, generally 20 years for goodwill and negative goodwill.

Beginning on January 1, 2004, goodwill and negative goodwill represent the difference between the acquisition cost of the investment in a related company and the fair value of this investment at the acquisition date, which is amortized with a charge or credit to income in the expected period of return of the investment, which does not exceed 20 years.

n)	Intangible assets

Intangible assets are stated at cost plus acquisition expenses and are amortized over a period of up to a maximum of 40 years, in accordance with Technical Bulletin No. 55 of the Chilean Association of Accountants.

o)	Mining development cost

Mining development costs are recorded in other long-term assets and are amortized utilizing the unit of production basis.

Note 2 - Summary of Significant Accounting Policies (continued)

p)	Accrued employee severance

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

The Company calculates the liability for staff severance indemnities based on the present value of the accrued benefits for the actual years of service worked assuming average employee tenure of 24 years and a real annual discount rate of 8%.

q)	Vacations

The cost of employee vacations is recognized in the financial statements on an accrual basis.

r)	Saleback operations

These operations are registered in Other Current Assets at the amount of the purchase. Starting at the purchase date, the respective interest is recorded in accordance with SVS Circular 768.

s)	Derivative contracts

The Company maintains derivative contracts to hedge against movements in foreign currencies, which are recorded in conformity with Technical Bulletin No. 57 of the Chilean Association of Accountants. Such contracts are recorded at fair value with net losses recognized on the accrual basis and gains recognized when realized.

t)	Reclassifications

For comparison purposes, certain reclassifications have been made to the 2007 financial statements.

u)	Revenue recognition

Income from the operation of the line of business of the Company and its subsidiaries is recorded as of the date of physical delivery of the products in accordance with the sales conditions stated in Technical Bulletin No. 70 issued by the Chilean Association of Accountants.

Note 2 - Summary of Significant Accounting Policies (continued)

v)	Computer software

Computer systems developed internally using the Company’s personnel and materials are charged to income during the period in which the expenses are incurred. In accordance with SVS Circular No. 1.819, dated November 14, 2007, computer systems acquired by the Company are recorded at cost

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

w)	Research and development expenses

Research and development cost are charged to the income statement in the period in which they are incurred. Property, plant and equipment that are acquired for use in research and development activities and determined to provide additional benefits to the Company are recorded in property, plant and equipment.

x)	Obligations with the public (Bonds payable)

Bonds are stated at the principal amount plus interest accrued. The difference between the carrying value and the placement value is capitalized and amortized in the period of expiration of these.

y)	Provisions for mine closure costs

The Company has made a provision to cover those costs associated with mine closure and mining facilities and mitigation of environmental damage, which has been recorded at its present value. The amount determined is presented under accrued expenses in long-term liabilities.

z)	Deferred income

Deferred income relate to the recognition of documented sales the delivery of which occurs subsequent to the closing date of the financial statements.

aa)	Employee benefits

Benefits agreed other than staff severance indemnities which the Company and its subsidiaries will have to pay to its employees by virtue of agreements executed are recognized on an accrual basis.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 3 - Changes in Accounting Principles

Beginning on January 1, 2008, the Company recognized the change in the functional currency (from Chilean pesos to U.S. dollars) in which the subsidiary Soquimich Comercial S.A. was controlled with the purpose of reflecting the currency which represents underlying transactions, events and conditions, which are relevant to the control of the investment by its Parent Company.

During the period ended March 31, 2008, there were no other changes in the application of generally accepted accounting principles in Chile compared to the prior year, which could significantly affect the interpretation of these consolidated financial statements.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))
Note 4 - Marketable Securities

As of March 31 marketable securities are detailed as follows:

	2008	2007
	ThUS$	ThUS$

Mutual funds	63,395	118,229
Total	63,395	118,229

Mutual funds relate to investments made in 'Citifunds Institutional Liquid Reserve Limited' for ThUS$ 62,098 (ThUS$ 97,592 in 2007) and in 'Merrill Lynch Institutional Liquidity Fund' for ThUS$ 1,297, (ThUS$ 20,637 in 2007)

These institutions are high-liquidity funds dedicated to invest basically in fixed income instruments in the U.S. market.

Note 5 - Short- and Long-Term Accounts Receivable

a)	Short- and long-term accounts receivable and other accounts receivable as of March 31 are detailed as follows:

			Between 90 days		Total
	Up to 90 days		and 1 year		Short-term (net)
	2008	2007	2008	2007	2008	2007
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Short-term
Trade accounts receivable	161,369	120,934	48,567	17,065	209,936	137,999
Allowance for doubtful accounts					(6,408)	(7,208)
Notes receivable	43,126	32,393	15,039	7,281	58,165	39,674
Allowance for doubtful accounts					(5,114)	(3,285)
Accounts receivable, net					256,579	167,180

Other accounts receivable	6,932	10,818	3,226	1,029	10,158	11,847
Allowance for doubtful accounts					(1,723)	(1,506)
Other accounts receivable, net					8,435	10,341

Long-term receivables					1,245	390

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 5 - Short- and Long-Term Accounts Receivable (continued)

Consolidated Short- and Long-Term Receivables - by Geographic Location

					Asia and		USA, Mexico		Latin America
	Chile		Europe		Oceania		and Canada		and the Caribbean		Total
	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Net short-term trade accounts receivable
Balance	93,767	34,246	59,800	52,591	2,665	2,715	16,127	29,636	31,169	11,603	203,528	130,791
% of total	46.07%	26.18%	29.28%	40.21%	1.31%	2.08%	7.93%	22.66%	15.31%	8.87%	100.00%	100.00%

Net short-term notes receivable
Balance	50,225	29,086	-	2,898	-	264	-	475	2,826	3,666	53,051	36,389
% of total	94.67%	79.93%	-	7.96%	-	0.73%	-	1.31%	5.33%	10.07%	100.00%	100,00%

Net short-term other accounts receivable
Balance	6,376	5,562	1,487	1,917	10	9	101	2,647	461	206	8,435	10,341
% of total	75.59%	53.79%	17.62%	18.53%	0.12%	0.09%	1.20%	25.60%	5.47%	1.99%	100.00%	100.00%

Subtotal short-term accounts receivable, net
Balance	150,368	68,894	61,287	57,406	2,675	2,988	16,228	32,758	32,758	15,475	265,014	177,521
% of total	56.74%	38.81%	23.13%	32.34%	1.01%	1,68%	6.12%	18.45%	18.45%	8.72%	100.00%	100.00%

Long-term accounts receivable, net
Balance	1,245	390	-	-	-	-	-	-	-	-	1,245	390
% of total	100.00%	100.00%	-	-	-	-	-	-	-	-	100,00%	100.00%

Total short and long-term accounts receivable, net
Balance	151,613	69,284	61,287	57,406	2,675	2,988	16,228	32,758	34,456	15,475	266,259	177,911
% of total	56.94%	38.94%	23.02%	32.27%	1.00%	1.68%	6.10%	18.41%	12.94%	8.70%	100.00%	100.00%

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 6 - Balances and Transactions with Related Parties

Balances with related companies are generated by commercial transactions which accrue no interest under normal conditions in force for this type of operations with respect to term and market price. Expiration conditions for each case vary depending on the transaction involved. In addition, all those significant transactions with related parties with an amount exceeding 1% of net income for the period are disclosed.

a) Amounts included in balances with related parties as of March 31, 2008 and 2007 are as follows:

	Short-term		Long-term
	2008	2007	2008	2007
Accounts receivable	ThUS$	ThUS$	ThUS$	ThUS$
Doktor Tarsa Tarim Sanayi AS	8,018	11,597	-	-
Nutrisi Holding N.V.	1,885	1,626	-	-
Ajay Europe S.A.R.L.	6,726	9,244	-	-
Ajay North America LLC	3,865	3,135	-	-
Abu Dhabi Fertilizer Industries WWL	5,162	3,719	2,000	2.000
NU3 B.V.	1,908	447	-	-
NU3 N.V.	3,235	454	-	-
Sales de Magnesio Ltda.	57	133	-	-
SQM Agro India	486	221	-	-
Misr Specialty Fertilizers (MSF)	715	319	-	118
Soc.Inv.Pampa Calichera S.A.	8	8	-	-
Inversiones PCS Chile S.A.	17	17	-	-
Kowa Company Ltd.	15,069	11,433	-	-
SQM East Med Turkey	316	93	-	-
Yara AB	118	99	-	-
Yara Benelux B.V.	325	1,061	-	-
Yara Hellas S.A.	302	405	-	-
Yara International Australia PTY.	487	265	-	-
Yara Poland SP	1,031	804	-	-
Yara UK Ltd.	670	361	-	-
Yara CZECH Republic	17	13	-	-
Yara GMBH & CO KG	396	192	-	-
Yara Norge AS	53	8	-	-
Yara Iberian S.A.	2,777	1,598	-	-
Yara Argentina S.A.	343	40	-	-
Yara Colombia Ltda.	3,924	2,973	-	-
Adubos Trevo S.A.	252	252	-	-
Yara North America LLC.	9,640	8,430	-	-
Yara Fertilizantes Ltda (Brasil)	-	786	-	-
Yara France BU Latin America	2,305	-	-	-
Yara France BU Africa	1,445	1,088	-	-
Yara France S.A.	408	2,298	-	-
Yara S.A. PTY Ltd. Sudáfrica	12,267	-	-	-
Yara Western Cape Sudáfrica	1,443	-	-	-
Yara Internacional ASA	-	4,207	-	-
Yara International Asia Trade Pte Ltd.	3,443	928	-	-
Yara International Asia Trade Pte. (Singapur)	-	2,693	-	-
Yara East Africa Limited	707	514	-	-
Yara Italia SPA	1,350	626	-	-
Yara Fertilizers (New Zealand)	190	110	-	-
Yara Mexico S.A. de C.V.	-	2,832	-	-
Yara Danmark AS	22	-	-	-
Kemira Growhow OYJ Harjavalta	251	-	-	-
Total	91,633	75,029	2,000	2,118

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 6 - Balances and Transactions with Related Parties (continued)

a) Amounts included in balances with related parties as of March 31, 2008 and 2007, continued:

	Short-term
	2008	2007
Accounts payable	ThUS$	ThUS$

SQM Thailand Co. Ltd.	238	223
Yara International ASA	116	-
Yara Mexico S.A.	94	-
Yara France BU Latin America	-	81
Yara Fertilizantes Ltd. (Brazil)	1,462	-
Yara Nederland B.V.	400	400
Total	2,310	704

There were no outstanding long-term accounts payable with related parties as of March 31, 2008 and 2007

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 6 - Balances and Transactions with Related Parties (continued)

b) During 2008 and 2007, the primary transactions with related parties were as follows:

			Amount of		Effect on income
Company	Relationship	Type of transaction	Transaction		(charge) credit
			2008	2007	2008	2007
			ThUS$	ThUS$	ThUS$	ThUS$

NU3 N.V. (Belgium)	Indirect	Sales of products	6,235	1,614	2,485	622
Doktor Tarsa Tarim Sanayi AS	Indirect	Sales of products	3,739	3,065	1,992	1,115
Abu Dhabi Fertilizer Ind. WWL	Indirect	Sales of products	1,874	835	714	150
Indirect		Income financial	26	-	26	-
Ajay Europe S.A.R.L.	Indirect	Sales of products	5,830	4,630	1,930	2,995
Indirect		Income financial	2	-	2	-
NU3 B.V.	Indirect	Sales of products	2,889	1,879	1,971	734
Indirect		Services	26	-	26	-
Ajay North America LLC	Indirect	Sales of products	7,377	3,555	2,309	1,843
Yara Italia SPA	Shareholder	Sales of products	906	608	388	204
Yara International Asia Trade Pte Ltd.	Shareholder	Sales of products	3,254	3,264	1,710	1,040
Yara France BU Africa	Shareholder	Sales of products	737	560	351	104
Yara Benelux B.V.	Shareholder	Sales of products	2,033	2,223	962	409
Yara Business Support	Shareholder	Services	3,600	-1,091	3,600	-1,091
Yara International Australia Pty Ltd.	Shareholder	Sales of products	674	539	270	175
Yara Iberian S.A.	Shareholder	Sales of products	3,175	1,704	1,334	650
Yara Colombia Ltda.	Shareholder	Sales of products	4,739	1,651	1,954	664
Yara Poland SP	Shareholder	Sales of products	1,386	708	727	271
Yara France	Shareholder	Sales of products	2,960	1,455	2,194	634
Yara Fertilizers Brazil	Shareholder	Sales of products	4,468	-	2,160	-
Shareholder		Services	39	-	39	-
Yara S.A. (PTY) Ltd. (Sudáfrica)	Shareholder	Sales of products	16 ,211	-	7,381	-
Yara France BU Latin America	Shareholder	Sales of products	-	2,014	-	595
Yara UK Ltd.	Shareholder	Sales of products	674	-	412	-
Yara Western (Sudafrica)	Shareholder	Sales of products	2,253	-	1,083	-
Yara Internacional ASA	Shareholder	Sales of products	-	6,461	-	1,146

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Yara North America	Shareholder	Sales of products	18,485	12,752	8,725	3,069
Yara China Ltd.	Shareholder	Sales of products	-	1,358	-	200
Yara East Africa Ltd.	Shareholder	Sales of products	-	516	-	138
Yara Mexico S.A. de C.V.	Shareholder	Sales of products	5.960	-	1,966	-
Kowa Company Ltd.	Shareholder	Sales of products	23,748	15,438	11,355	10,092

Note 7 - Inventories

Net inventories are summarized as follows:

	2008	2007
	ThUS$	ThUS$

Finished products	262,675	228,842
Work in process	151,624	135,565
Supplies	27,855	19,635
Total	442,154	384,042

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 8 - Property, Plant and Equipment

Property, plant and equipment are summarized as follows:

	2008	2007
	ThUS$	ThUS$
Land
Land	81,749	82,.383
Mining Concessions	30,086	30,086
Total	111,835	112,469

Buildings and Infrastructure
Buildings	163,714	163,470
Installations	311,356	273,830
Construction-in-progress	207,932	187,775
Other	207,997	190,682
Total	890,999	815,757

Machinery and Equipment
Machinery	558,030	484,114
Equipment	132,086	126,247
Project-in-progress	27,192	11,525
Other	19,735	19,244
Total	737,043	641,130

Other Property, Plant and Equipment
Tools	9,459	8,950
Furniture and office equipment	15,761	14,951
Project-in-progress	11,882	12,982
Other	8,435	18,525
Total	45,537	55,408

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))
Note 8 - Property, Plant and Equipment (continued)

	2008	2007
	ThUS$	ThUS$
Amounts Relating to Technical Revaluation of PP&E
Land	7,839	7,839
Buildings and infrastructure	41,439	41,439
Machinery and equipment	12,048	12,048
Other assets	53	53
	61,379	61,379
Total property, plant and equipment	1,846,793	1,686,143

Less: Accumulated Depreciation
Buildings and infrastructure	(351,696)	(318,887)
Machinery and equipment	(417,906)	(368,178)
Other property, plant and equipment	(32,267)	(29,274)
Technical appraisal	(38,399)	(37,260)
Total accumulated depreciation	(840,268)	(753,599)
Net property, plant and equipment	1,006,525	932,544

	2008	2007
Depreciation for the period ended March 31:	ThUS$	ThUS$

Buildings and infrastructure	(11,638)	(10,622)
Machinery and equipment	(12,587)	(10,297)
Other property, plant and equipment	(711)	(1,546)
Technical revaluation	(285)	(285)
Total depreciation	(25,221)	(22,750)

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 8 - Property, Plant and Equipment (continued)

The Company has capitalized assets obtained through leasing, which are included in other property, plant and equipment and are as follows:

	2008	2007
	ThUS$	ThUS$

Administrative office buildings	1,988	1,988
Accumulated depreciation	(528)	(497)
Total leased assets	1,460	1,491

The administrative office buildings were acquired for 230 installments of UF 663.75 each and an annual, contractually established interest rate of 8.5%.

Note 9 - Investments in and Receivables from Related Parties

a) Information on foreign investments

There are no plans for the foreign investments to pay dividends, as it is the Company’s policy to reinvest those earnings.

The Company has not designated its foreign investments as net investment hedges.

b)  Transactions executed in 2008

As of March 31, 2008, there are no movements in investments.

c)  Transactions executed in 2007

* On January 12, 2007, the subsidiary PTM SQM Ibérica S.A. was liquidated and extinguished. This operation gave rise to a loss of ThUS$ 41 in the subsidiary Soquimich European Holding B.V.

* On March 2, 2007, the subsidiary SQM Industrial S.A. made a capital increase of ThUS$ 130 in its subsidiary SQM Brasil Ltda. In accordance with Technical Bulletin No. 72 issued by the Chilean Association of Accountants and Circular No. 1,697 issued by the Chilean Superintendency of Securities and Insurance (SVS), the Company performed the valuation in consideration of the carrying value of equity of SQM Brasil Ltda. as of March 31, 2007, which does not significantly differ from its fair value determined at that date.

Note 9 - Investments in and Receivables from Related Companies (continued)

* On April 11, 2007, the subsidiary SQM S.A and the subsidiary Soquimich European Holding B.V. made a capital increase of ThUS$ 6,599 in their subsidiary SQM Europe N.V. In accordance with Technical Bulletin No. 72 issued by the Chilean Association of Accountants and Circular No. 1,697 issued by the Chilean Superintendency of Securities and Insurance, the valuation was conducted considering the book value of the equity of SQM Europe N.V. as of March 31 2008, which does not significantly differ from its fair value determined at that date.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

* On October 19, 2007, at the second General Extraordinary Shareholders’ Meeting of SQM Industrial S.A. the shareholders approved a capital increase of ThUS$ 300,000, through the issuance of 204,368,321 new shares.

Sociedad Química y Minera de Chile S.A. and SQM Potasio S.A. acquired all these shares through the subscription and payment of them through the capitalization of accounts payable. SQM S.A. acquired 197,556,044 shares and SQM Potasio S.A. acquired 6,812,277 shares and obtained ownership interest of 99.05% and 0.95%, respectively.

* On November 13, 2007, Exploraciones Mineras S.A. increased its capital by ThUS$30,000 through the issuance of 100,000 new shares which were subscribed and paid through the capitalization of accounts payable by 99.99% by Minera Nueva Victoria S.A. and by 1% by Sociedad Química y Minera de Chile S.A.

* On December 7, 2007, SQM North America Corp. sold to Nautilus International Holding Corporation all the rights which SQM North America Corp had in Cape Fear Bulk LLC. for ThUS$1,478, thereby generating a gain from the sale of investments of ThUS$ 1,316.

d) Investments with less than 20% participation

Investments in which the Company has less than 20% participation and the capacity to exert significant influence or control over the investment, because SQM forms part of its Board of Directors, have been valued using the equity method.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 9 - Investments in and Receivables from Related Companies (continued)

d) Detail of investments in related companies

Tax Registration Number	Company	Country of origin	Controlling currency	Number of shares	Ownership interest		Equity of companies		Book value of investment		Net income (loss)		Equity participation in net income (loss)
					2008	2007	2008	2007	2008	2007	2008	2007	2008	2007
					%	%	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

0-E	Nutrisi Holding N.V.	Belgium	Euros	-	50.00	50.00	11,281	8,861	5,460	4,305	1,082	505	5,460	4,305
0-E	Ajay North America LLC	USA	US$	-	49.00	49.00	12,448	11,282	5,075	4,461	782	-	6,099	5,528
0-E	Doktor Tarsa Tarim Sanayi AS	Turkey	Euros	-	50.00	50.00	10,080	5,759	5,040	2,880	1,738	369	5,040	2,880
0-E	Ajay Europe S.A.R.L.	France	Euros	36,700	50.00	50.00	9,318	6,640	3,821	1,825	-	-	4,659	3,320
0-E	Abu Dhabi Fertilizer
	Industries WWL	UAE	US$	1,961	50.00	50.00	4,931	3,968	2,465	1,984	219	48	2,465	1,984
0-E	Misr Specialty Fertilizers	Egypt	US$	-	47.00	47.00	4,056	4,312	1,926	2,048	-105	-	1,926	2,048
0-E	SQM Thailand Co. Ltd.	Thailand	US$	-	40.00	40.00	2,534	2,167	1,014	867	85	3	1,014	867
77557430-5	Sales de Magnesio Ltda.	Chile	Pesos	-	50.00	50.00	1,938	934	969	467	-161	-	969	467
0-E	SQM Eastmed Turkey	Turkey	Euros	-	50.00	50.00	238	187	119	93	-	-	119	93
81767200-0	Asoc. Garantizadora Pensiones	Chile	Pesos	-	3.00	3.00	826	671	27	22	-	-	27	22
0-E	Agro India Limitada	India	US$	-	49.00	49.00	28	19	13	10	-	-	13	10
Total									25,929	18,962

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 10 - Goodwill and Negative Goodwill

As established in Technical Bulletin No. 72, issued by the Chilean Association of Accountants, ThUS$636 has been adjusted to the negative goodwill account related to lawsuits with third parties paid, which as of the date of determination of negative goodwill did not meet the requirements to be treated as identifiable liabilities that could be recognized.

These relate to lawsuits with factoring companies which as of the acquisition date were identified with results favorable to our company.

Goodwill and negative goodwill and the related amortization is summarized as follows:

a)  Goodwill
		March 31, 2008		March 31, 2007
Tax Registration		Amount amortized	Goodwill	Amount amortized	Goodwill
Number	Company	during the period	Balance	during the period	balance
		ThUS$	ThUS$	ThUS$	ThUS$

96864750-4	SQM Potassium S.A.	36	1,265	36	1,409
96801610-5	Comercial Hydro S.A.	57	1,161	43	1,045
79947100-0	SQM Industrial S.A.	278	18,638	278	19,751
0-E	SQM México S.A. de C.V.	14	766	28	864
0-E	Comercial Caiman Internacional S.A.	6	103	6	125
0-E	SQM Dubai- Fzco	25	1,757	25	1,858
0-E	Iodine Minera B.V.	142	10,132	142	10,710
Total		558	33,822	558	35,762
b) Negative Goodwill
		March 31, 2008		March 31, 2007
			Negative		Negative
Tax Registration		Amount amortized	goodwill	Amount amortized	goodwill
Number	Company	during the period	Balance	during the period	balance
		ThUS$	ThUS$	ThUS$	ThUS$

78602530-3	Minera Nueva Victoria S.A.	-	1,291	-	1,928
Total		-	1,291	-	1,928

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 11 - Other Long-Term Assets

Other long-term assets are summarized as follows:

		2008	2007
		ThUS$	ThUS$

Engine and equipment spare parts, net	(1)	2,468	11,342
End of agreement bonus		1,184	275
Mine development costs		23,438	25,592
Construction of Salar-Baquedano road		1,140	1,260
Deferred loan issuance costs	(2)	298	476
Cost of issuance and placement of bonds	(3)	4,717	5,620
Other		1,324	1,180
Total		34,569	45,745

(1) According to analyses conducted, at each year-end, this item includes non-current warehouse spare-parts and materials. In addition, an allowance for obsolescence has been made and included in this item.
(2) Relates to the portion to be accrued of negotiation costs of long-term loans.
(3) Refer to the explanation of these expenses in Note 23.

Note 12 - Bank Debt

a) Short-term bank debt is detailed as follows:

	2008	2007
Bank or financial institution	ThUS$	ThUS$

Banco de Crédito e Inversiones	-	30,022
Other	627	2,111
Total	627	32,133

Annual average interest rate	5.23%	5.25%

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 12 - Bank Debt (continued)

b) Long-term bank debt is detailed as follows:

	2008	2007
Bank or financial institution	ThUS$	ThUS$

BBVA Banco Bilbao Vizcaya Argentaria (1)	100,640	100,415
ING Capital LLC (2)	81,047	81,551
Total	181,687	181,966

Less: Current portion	(1,687)	(1,966)

Long-term portion	180,000	180,000

(1)	U.S. dollar-denominated loan without guarantee, interest rate of Libor + 0.325% per annum, quarterly payment. The principal is due on March 3, 2010.
(2)	U.S. dollar-denominated loan without guarantee, interest rate of Libor + 0.300% per annum, semi-annually payment. The principal is due on November 28, 2011.

c) The maturity of long-term debt is as follows:

	2008	2007
	ThUS$	ThUS$
Years to maturity
Current portion	1,687	1,966
1 to 2 years	100,000	100,000
3 to 5 years	80,000	80,000
Total	181,687	181,966

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 13 - Short and Long-term Obligations with the Public (Promissory Notes and Bonds Payable)

Additional Information

On January 25, 2006, the Company made a placement of Series C bonds for an amount of UF 3,000,000 at an annual rate of 4.00%. This placement achieved collection equivalent to 100% of par value.

On April 5, 2006, the Company made a placement of single-series bonds for an amount of ThUS$200,000 at an annual rate of 6.125%, under the regulations contained in "Rule 144 and regulation S of the U.S. Securities Act of 1933".

As of March 31, 2008, two Series C capital payments have been made equivalent to UF 75,000 each.

As of March 31, 2008 and 2007, the short-term portion includes ThUS$ 14,107 and ThUS$ 9,574, respectively, related to short-term principal plus accrued interest at those dates. The long-term portion includes ThUS$ 322,295 as of March 31, 2008 and ThUS$ 299,689 as of March 31, 2007, related to principal installments for Series C bonds and Single Series bonds.

No. of Registration of the Instrument	Series	Nominal Amount	Adjustment Unit	Interest Rate	Final Period	Payment of Interest	Payment of Amortization	12/31/07 ThUS$	12/31/06 ThUS$	Placement in Chile or abroad
Current portion of long-term bonds payable
446	C	150,000	UF	4.00%	12/01/2008	Semi-annual	Semi-annual	8,484	3,891	In Chile
184	Single	-	US$	6.125%	10/15/2008	Semi-annual	At maturity	5,623	5,683	Abroad
Total Current Portion								14,107	9,574

Long-term bonds payable
446	C	2,700,000	UF	4.00%	12/01/2026	Semi-annual	Semi-annual	122,295	99,689	In Chile
184	Single	200,000,000	US$	6.125%	04/15/2016	Semi-annual	At maturity	200,000	200,000	Abroad
Total Long-term								322,295	299,689

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))
Note 14 - Accrued Liabilities

As of March 31, 2008 and 2007, accrued liabilities are summarized as follows:

	2008	2007
	ThUS$	ThUS$

Provision for royalties Corfo	3,115	3,010
Provision for employee compensation and legal costs	675	479
Taxes and monthly income tax installment payments	5,280	3,761
Vacation accrual	10,992	7,779
Marketing expenses	3,600	1,091
External auditor fees	218	302
Benefits for employees	5,760	2,895
Other accruals	3,031	2,136
Total current liabilities	32,671	21,453

Note 15 - Income and Deferred Taxes

a) At March 31, 2008 and 2007 the Company has the following consolidated balances for retained tax earnings, income not subject to taxes, tax loss carry-forwards and credit for shareholders:

	2008	2007
	ThUS$	ThUS$

Accumulated tax basis retained earnings
with tax credit	417,126	323,138
Accumulated tax basis retained earnings
without tax credit	53,341	97,140
Tax loss carry-forwards (1)	137,197	162,026
Credit for shareholders	85,222	65,898

(1)	Income tax losses in Chile can be carried forward indefinitely.

The Company has recognized deferred income taxes for tax losses and the related valuation allowance, where applicable, in accordance with Technical Bulletin No. 60 issued by the Chilean Association of Accountants.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 15 - Income and Deferred Taxes (continued)

The deferred taxes as of March 31, 2008 and 2007 represented a net liability of ThUS$60,393 and ThUS$52,008 respectively, and consisted of:

2008	Deferred tax asset		Deferred tax liability
	Short-term	Long-term	Short-term	Long-term
	ThUS$	ThUS$	ThUS$	ThUS$
Temporary differences
Allowance for doubtful accounts	658	1,433	-	-
Vacation accrual	1,786	-	-	-
Unrealized gain on sale of products	21,386	-	-	-
Provision for obsolescence	-	3,830	-	-
Production expenses	-	-	23,140	-
Accelerated depreciation	-	-	-	63,103
Exploration expenses	-	-	-	4,696
Capitalized interest	-	-	-	8,510
Staff severance indemnities	-	-	-	1,867
Fair value recognition	-	2,160	-	-
Leased assets	-	27	-	-
Capitalized expenses	-	-	-	904
Tax loss carry-forwards	-	28,522	-	-
Accrued gain from exchange insurance	-	-	4,880	-
Deferred revenue	290	-	-	-
Accrued interest	375	-	-	-
Other	1,479	6,157	1	631
Total gross deferred taxes	25,974	42,129	28,021	79,711
Total complementary accounts	-	-	-	15,119
Valuation allowance	7,465	28,418	-	-
Total deferred taxes	18,509	13,711	28,021	64,592

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 15 - Income and Deferred Taxes (continued)

2007	Deferred tax asset		Deferred tax liability
	Short-term	Long-term	Short-term	Long-term
	ThUS$	ThUS$	ThUS$	ThUS$
Temporary differences
Allowance for doubtful accounts	1,956	594	-	-
Vacation accrual	1,242	-	-	-
Unrealized gain on sale of products	14,656	-	-	-
Provision for obsolescence	-	2,647	-	-
Production expenses	-	-	18,432	-
Accelerated depreciation	-	-	-	61,242
Exploration expenses	-	-	-	4,623
Capitalized interest	-	-	-	7,395
Staff severance indemnities	-	-	-	1,725
Fair value recognition	-	841	-	-
Provision for claim expense	-	-	-	-
Leased assets	-	173	-	-
Capitalized expenses	-	-	-	1,034
Tax loss carry-forwards	-	30,366	-	-
Accrued gain from exchange insurance	110	-	-	-
Deferred revenue	314	-	-	-
Provision for energy tariff difference	1,360	-	-	-
Accrued interest	119	-	-	-
Other	516	3,795	-	374
Total gross deferred taxes	20,273	38,416	18,432	76,393
Total complementary accounts	-	-	500	19,602
Valuation allowance	5,819	30,155	-	-
Total deferred taxes	14,454	8,261	17,932	56,791

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 15 - Income and Deferred Taxes (continued)

c) Income tax expense is summarized as follows:

	2008	2007
	ThUS$	ThUS$

Tax expense adjustment ( prior year)	-	(125)
Provision for current income tax	(14,199)	(9,586)
Effect of deferred tax assets and liabilities	(3,525)	154
Tax benefit for tax losses	2,631	(1,568)
Effect of amortization of complementary accounts	(510)	(1,037)
Effect on deferred tax assets and liabilities due to changes in valuation allowance	2,333	1,605
Total income tax expense	(13,270)	(10,557)

Note 16 - Long-term accrued liabilities

Long-term accrued liabilities are summarized as follows:

	2008	2007
	ThUS$	ThUS$

Staff severance indemnities (1)	24,481	17,272
Benefits for employees	5,000	-
Site closing provision	1,992	1,992
Balance as of March 31	31,473	19,264

(1) Staff severance indemnities are summarized as follows:

	2008	2007
	ThUS$	ThUS$

Opening balance	20,679	17,471
Increases in obligation	1,288	961
Payments	(401)	(884)
Exchange difference	2,915	(222)
Other difference	-	(54)
Balance as of March 31	24,481	17,272

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 17 - Minority Interest

Minority interest is summarized as follows:

	Equity		Net Income/(Loss)
	2008	2007	2008	2007
	ThUS$	ThUS$	ThUS$	ThUS$

Soquimich Comercial S.A.	47,127	35,253	(4,388)	(475)
Ajay SQM Chile S.A.	3,733	3,449	(107)	(60)
Cape Fear Bulk L.L.C.	-	203	-	(28)
SQM Nitratos México S.A. de C.V.	14	28	(60)	17
Fertilizantes Naturales S.A.	181	126	-	(6)
SQM Indonesia S.A.	(30)	(31)	(2)	-
SQM Potasio S.A.	6	6	(1)	(1)
Total	51,031	39,034	(4,558)	(553)

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 18 - Shareholders’ Equity

a)	Changes to shareholders’ equity consisted of:

	Number	Paid-in capital	Other reserves	Accumulated deficit of subsidiaries in development stage	Retained earnings	Net income	Total
	of shares	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Balance as of January 1, 2007	263,196,524	477,386	155,190	(8,370)	320,466	141,277	1,085,949
Transfer 2005 net income to retained earnings	-	-	-	-	141,277	(141,277)	-
Declared dividends 2007	-	-	-	-	-	-	-
Accumulated deficit from subsidiaries in development stage	-	-	-	8,370	(8,370)	-	-
Other comprehensive income	-	-	(589)	-	-	-	(589)
Net income for the period	-	-	-	-	-	42,963	42,963
Balance as of March 31, 2007	263,196,524	477,386	154,601	-	453,373	42,963	1,128,323
Balance January 1,2008	263,196,524	477,386	163,442	-	361,587	180,021	1,182,436
Transfer 2007 net income to retained earnings	-	-	-	-	180,021	(180,021)	-
Declared dividends 2008	-	-	-	-	-	-	-
Other comprehensive income	-	-	790	-	-	-	790
Net income for the period	-	-	-	-	-	64,784	64,784
Balance as of March 31, 2008	263,196,524	477,386	164,232	-	541,608	64,784	1,248,010

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 18 - Shareholders’ Equity (continued)

b) In consideration of the current distribution of shares, the Company has a Controlling Interest Group composed of Pampa Calichera S.A. and the Kowa Group by virtue of the Joint Action Agreement subscribed on December 21, 2006.

c) Other information

The detail of other reserves is as follows:

		For the three months ended March 31, 2008	As of March 31, 2008
Detail		ThUS$	ThUS$

Technical appraisal		-	151,345
Changes to other comprehensive income from equity method investments:
Soquimich Comercial S.A.	(1)	-	13.287
Comercial Hydro S.A.	(1)	575	575
SQMC Internacional Ltda.	(1)	27	27
Proinsa Ltda.	(1)	22	22
Isapre Norte Grande Ltda.	(1)	-	(44)
Inversiones Augusta S.A.	(1)	-	(761)
SQM Ecuador S.A.	(2)	-	(270)
Almacenes y Depósitos Ltda.	(1)	1	87
Asociación Garantizadora de Pensiones	(1)	3	(13)
Sales de Magnesio Ltda.	(1)	162	273
Sociedad de Servicios de Salud S.A.	(1)	-	14
SQM North America Corp.	(3)	-	(1.359)
SQM Dubai Fzco.	(1)	-	(11)
Ajay Europe SARL	(1)	-	343
Other Companies	(1)	-	717
Total other comprehensive income		790	164,232

(1)	Corresponds to translation adjustments and monetary correction
(2)	Corresponds to the translation adjustment produced by the application of a new law implemented by the Ecuadorian Government
(3)	Relates to valuation differences in the pension plan.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 18 - Shareholders’ Equity (continued)

e)	Capital consists of 263,196,524 fully authorized, subscribed and paid shares with no par value, divided into 142,819,552 Series A shares and 120,376,972 Series B shares.

The preferential voting rights of each series are as follows:

Series A:		If the election of the president of the Company results in a tied vote, the Company's directors may vote once again, without the vote of the director elected by the Series B shareholders.
	1)	A general or extraordinary shareholders' meeting may be called at the request of shareholders representing 5% of the Company's Series B shares.
Series B:	2)	An extraordinary meeting of the Board of Directors may be called with or without the agreement of the Company's president, at the request of a director elected by Series B shareholders.

Note 19 - Derivative Instruments

Derivative instruments are recorded at their fair value at year-end. Changes in fair value are recognized in income with the liability recorded in other current liabilities. Losses from options relate to fees paid by the Company to enter into such contracts. As of March 31, 2008 the Company’s derivative instruments are as follows:

2008	Notional or
Type of derivative	covered amount	Expiration	Description of the contract type	Position purchase/sale	(Liability)Asset amount	Income (loss) recorded	Income (not) recorded
	ThUS$				ThUS$	ThUS$	ThUS$
US dollar Forward	70,000	2st quarter of 2008	Exchange rate	p	3,039	-	-3,039
Swap	143,913	2st quarter of 2008	Interest rate	P	36,158	31,590	4,791
US dollar PUT	21,930	2st quarter of 2008	Exchange rate	S	1,490	-1,490	-
US dollar PUT	22,244	2st quarter of 2008	Exchange rate	P	1,176	1,176	-
US dollar PUT	28,907	2st quarter of 2008	Exchange rate	P	29	-	29
US dollar Forward	5,091	2st quarter of 2008	Exchange rate	P	56	-	-56
US dollar PUT	21,764	2st quarter of 2008	Exchange rate	P	314	-	-314
US dollar PUT	16,685	3st quarter of 2008	Exchange rate	P	240	-	-240
US dollar PUT	23,214	4st quarter of 2008	Exchange rate	P	334	-	-334
						31,276	837

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))
 Note 20 - Non-Operating Income and Expenses

Amounts included in non-operating income and expenses are summarized as follows:

a) Non-operating income

	2008	2007
	ThUS$	ThUS$

Interest income	2,983	2,557
Cross currency swap	-	4,000
Recovery of doubtful accounts	226	130
Insurance recoveries	227	77
Reversal of obligations with third parties	598	143
Sale of property, plant and equipment	789	14
Gain on sale of investments in related companies	2,107	456
Sale of mining concessions	220	-
Rental of property, plant and equipment	260	240
Discounts obtained	123	145
Other income	236	487
Total	7,769	8,249

b) Non-operating expenses

	2008	2007
	ThUS$	ThUS$

Investment plan expenses and adjustment of property, plant and equipment realization value	1,448	3,713
Interest expense	5,495	5,360
Equity participation in net losses of unconsolidated subsidiaries	50 77	- 362
Amortization of goodwill	558	558
Net foreign exchange losses	2,222	870
Work disruption expenses	149	117
Non-recoverable taxes	86	85
Accrual for loss in auction	300	-
Provision for legal expenses and third party compensation	183	-
Energy tariff difference	-	2,000
Training and donation expenses	295	77
Amortization of information	101	101
Prior year proportional equity value result	65	-
Commissions	100	-
Other expenses	327	92
Total	11,379	12,973

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 21 - Price-Level Restatement
Amounts charged or credited to income relating to price-level restatement are summarized as follows:

	(Charge) credit to income from operations
	2008	2007
	ThUS$	ThUS$
Property, plant and equipment	(5)	13
Other assets and liabilities	228	37
Shareholders’ equity	(85)	(185)
Net price-level restatement	138	(135)

Note 22 - Assets and Liabilities Denominated in Foreign Currency

	2008	2007
Assets	ThUS$	ThUS$
Chilean pesos	231,228	73,420
US dollars	1,764,500	1,657,019
Euros	58,173	52,082
Japanese Yen	956	812
Brazilian Real	377	343
Mexican pesos	2,820	6,392
UF	63,924	74,613
South African Rand	17,546	8,617
Dirhams	15,612	14,981
Other currencies	9,869	7,911

Current liabilities
Chilean pesos	159,346	71,441
US dollars	85,010	86,874
Euros	15,256	10,554
Japanese Yen	23	40
Brazilian Real	1,691	1,635
Mexican pesos	3,767	3,238
UF	12,217	4,796
South African Rand	1,394	1,335
Dirhams	800	620
Other currencies	1,047	27

Long-term liabilities
Chilean pesos	23,674	17,134
US dollars	438,457	430,498
Japanese Yen	213	153
UF	123,059	100,479
Other currencies	10	9

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))
Note 23 - Expenses Incurred in the Issuance of Shares and Debt Titles

Expenses incurred in the issuance and placement of bonds are presented under Other long-term assets. The portion to be amortized within one year is presented within Other current assets, which are amortized using the straight-line method, in accordance with the period for issuance of documents. This amortization is presented as interest expense.

As of March 31, 2008, issuance expenses net of amortization amount to ThUS$6,665. Issuance expenses include disbursements related to reports issued by risk classifiers, legal and financial advisories, taxes, printing and placement fees. Amortization in 2008 amounted to ThUS$152, (ThUS$117 in 2007).

Note 24 - Cash Flow Statement

Amounts included in other investing income are summarized as follows:

	2008	2007
	ThUS$	ThUS$

Sale of mining concessions	220	97
Total	220	97

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 25 - Commitments and Contingencies

a) Contingencies:

The Company is party to the following material lawsuits or other legal actions:

1.	Plaintiff	: Compañía Salitre y Yodo Soledad S.A.
	Defendant	: Sociedad Química y Minera de Chile S.A.
	Date of lawsuit	: March 1994
	Court	: Civil Court of Pozo Almonte
	Cause	: Partial annulment of mining property, Cesard 1 to 29
	Instance	: Evidence provided
	Nominal amount	: ThUS$ 211

2.	Plaintiff	: Compañía Productora de Yodo y Sales S.A.
	Defendant	: SQM Químicos S.A.
	Date of lawsuit	: November 1999
	Court	: Civil Court of Pozo Almonte
	Cause	: Partial annulment of mining property, Paz II 1 to 25
	Instance	: Evidence provided
	Nominal amount	: ThUS$ 162

3.	Plaintiff	: Compañía Productora de Yodo y Sales S.A.
	Defendant	: SQM Químicos S.A.
	Date of lawsuit	: November 1999
	Court	: Civil Court of Pozo Almonte
	Cause	: Partial annulment of mining property, Paz III 1 to 25
	Instance	: Evidence provided
	Nominal amount	: ThUS$ 204

4.	Plaintiff	: Gabriela Véliz Huanchicay
	Defendant	: Gilberto Mercado Barreda and subsidiary and
jointly and severally SQM Nitratos S.A. and its insurers
	Date of lawsuit	: August 2005
	Court	: 4th Civil Court of Santiago
	Cause	: Work accident
	Instance	: At the first instance verdict the defendants were sentenced to pay the amount of ThCh$250. The defendants filed a
recourse of appeal against this verdict.
	Nominal amount	: ThUS$ 481

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

a) Contingencies:

5.	Plaintiff	: Juana Muraña Quispe
	Defendant	: Intro Ingenieria Limitada and subsidiary and jointly and
severally SQM S.A. and its insurers
	Date of lawsuit	: October 2005
	Court	: 25th Civil Court of Santiago
	Cause	: Work accident
	Instance	: Evidentiary stage
	Nominal amount	: ThUS$1,500

6.	Plaintiff	: Marina Arnéz Valencia
	Defendant	: SQM S.A. and its insurance companies
	Date of lawsuit	: May 2007
	Court	: 2nd Civil Court of Santiago
	Cause	: Work accident
	Instance	: Conciliation audience
	Nominal amount	: ThUS$500

7.	Plaintiff	: Sociedad de Servicios Tacora Limitada
	Defendant	: SQM Nitratos S.A.
	Date of lawsuit	: March 2007
	Court	: 25th Civil Court of Santiago
	Cause	: Collection of securities which SQM Nitratos S.A., by virtue of a mandate conferred in its favor, used to pay the plaintiff’s
employees who have not received their salary pay and contributions for transportation and machinery services rendered indirectly to SQM Nitratos S.A.
	Instance	: Response.
	Nominal amount	: ThUS$266

8.	Plaintiff	: Marineer Zona Franca S.A.
	Defendant	: Minera Nueva Victoria S.A.
	Date of lawsuit	: August 2008
	Court	: Arbitration Court of Santiago
	Cause	: Damages for alleged unilateral and premature termination of mineral transport contract
	Instance	: Evidentiary stage
	Nominal amount	: ThUS$1,400

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

a) Contingencies:

9.	Plaintiff	: Yasmin Andrea Gómez Valdivia, Issis Valentina Mella Gómez
and Rubhy Abigail Mella Gómez
	Defendant	: Desert Ingeniería y Construcción Limitada, SQM S.A. and
insurance companies involved
	Date of lawsuit	: April 2008
	Court	: 8th Civil Court of Santiago
	Cause	: Lawsuit for compensation for damages for alleged responsibility in the accident occurred on November 19, 2007 at the “Toco Sector
Crushing Plant”, María Elena, which resulted in the death of José
Alexis Mella Muñoz, an employee of the contractor Desert
Ingeniería y Construcción Limitada.
	Instance	: The notice is pending
	Nominal amount	: ThUS$1,900

SQM S.A. and its subsidiaries have been participating and probably will continue to participate habitually as plaintiffs or defendants in certain judicial proceedings that have been and will be filed and are subject to the decisions of the Ordinary Courts of Justice. Those proceedings, which are regulated by the applicable legal provision, mainly seek to exercise or oppose certain actions or exceptions related to certain mining concessions constituted or in the process of being constituted and do not and will not essentially affect the development of SQM S.A. and its subsidiaries.

Soquimich Comercial S.A. has been participating and probably will continue to participate habitually as a plaintiff in certain judicial proceedings through which it seeks mainly to collect and receive the amounts owed to it in the total approximate amount of ThUS $ 900.

SQM S.A. and its subsidiaries have tried and currently continue to try to obtain payment of certain amounts still owed to them for their regular activities. Those amounts will continue to be judicially and non-judicially demanded by the plaintiffs and the actions exercised in relation to them are currently in full force.

SQM S.A. and its subsidiaries have not been legally notified of other complaints other than those mentioned in paragraph I above and which pursue the voidance of certain mining properties purchased by SQM S.A. and its subsidiaries and whose proportional purchase price, in respect to the part affected by the respective overlap, exceeds the nominal and approximate amount of ThUS$150 or which seek to obtain payment of certain amounts allegedly owed from exercising their own activities and which exceed the nominal individual amount of approximately ThUS$150.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

b) Restrictions:
The bank loans of SQM S.A. and its subsidiaries contain restrictions similar to those of loans of the same nature that have been in force from time to time and which, among others, are related to maximum debt and minimum shareholders’ equity. Except for the above, SQM S.A. is not exposed to other restrictions in its management or to financial indicator limits by contracts or covenants with creditors.

c) Commitments:
Subsidiary SQM Salar S.A. has signed a rental contract with CORFO which establishes that such subsidiary, will pay to CORFO, for the exploitation of certain mining properties owned by CORFO and for the products resulting from such exploitation, the annual rent stated in the aforementioned contract, the amount of which is calculated on the basis of the sales of each type of product. The contract is in force until 2030 and rent began being paid in 1996 reflecting in income a value of ThUS$3,115 in 2008 (ThUS$ 2,141 in 2007).

d) Indirect guarantees

The guarantees that do not have a pending payment balance reflect, indirectly that the respective guarantees are in force and approved by the Company’s Board of Directors and that they have not been used by the corresponding subsidiary.

Note 26 - Third-Party Guarantees

As of March 31, 2008 and 2007 the Company has the following indirect guarantees outstanding:

	Debtor		Balances outstanding
Beneficiary	Name	Relationship	2008	2007
			ThUS$	ThUS$
BBVA Banco Bilbao Vizcaya Argentaria	Royal Seed Trading Corp. A.V.V.	Subsidiary	100,272	100,415
ING Capital LLC	Royal Seed Trading Corp. A.V.V.	Subsidiary	81,415	81,551

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 27 - Sureties Obtained from Third Parties

The main solidary pledges provided to guarantee to Soquimich Comercial S.A. fulfillment of the obligations in the commercial mandate agreements for distribution and sale of fertilizers are as follows:

2008
Company Name	ThUS$

Llanos y Wammes Soc. Com. Ltda.	2,285
Fertglobal Chile Ltda. y Bramelli	1,143
Tattersall S.A.	1,315

Note 28 - Sanctions

During 2008 and 2007, the SVS did not apply sanctions to the Company, its directors or its managers.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 29 - Environmental Projects

The Company is continuously concerned with protecting the environment both in its production processes and with respect to products manufactured. This commitment is supported by its principles indicated in its Sustainable Development Policy.

SQM is currently operating under an Environmental Management System (EMS) bases in the ISO 14000 standard, which has allowed strengthening its environmental performance through the effective application of the Company’s Sustainable Development Policy.

Disbursements made by the Company and its subsidiaries as of March 31, 2008 related to investments in production processes, verification and control of compliance with ordinances and laws relative to industrial processes and facilities amount to ThUS$ 7,547 and are detailed as follows:

		Future
	2008	Disbursements
	ThUS$	ThUS$
Projects
Construction of hygiene facilities	101	19
Environmental evaluation	732	229
Hardazous substance management	38	12
Handling of household and industrial waste	802	1,844
Infrastructure, equipment, new environmental offices at ME	14	-
Monitoring station	122	26
Tourist Support in Salt Deposit (Soncor)	64	-
Salar (Salt deposit) environmental follow-up plan	2,635	-
Environmental commitments I Region of Chile	185	-
Improvements in M. Elena - Streets camp	436	-
Sanitary regulations PV Traffic Facilities	17	63
PV Environmental improvements	43	-
Waste pools R&R Lithium C. Plant	2,129	95
Miscellaneous environmental projects Nitratos	22	29
Environmental Management	207	1,238
Total	7,547	3,555

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 29 - Environmental Projects (continued)

Operations which use caliche as raw material are developed desert geographical areas with climatic conditions favorable for drying solids and evaporating liquids using solar energy. Operations for the open-pit extraction of minerals, due to their low waste to mineral ratio generate remaining deposits which slightly alter the environment. During the extractive process and subsequent crushing of ore, particle emissions occur, which is normal for this type of operations.

On August 10, 1993, the Ministry of Health published a resolution under the Sanitary Code that established that the levels of breathable particles present at Maria Elena Plant exceeded the level allowed for air quality and, consequently, affected the nearby city of Maria Elena. Particles mainly come from dust that results from processing caliche particularly at the crushing process prior to leaching. The Company has implemented a series of measures that have shown notable improvement in air quality at María Elena. Within the framework of a Decontamination plan for this city and also to meet its Sustainable Development Policy. In October 2005, the Company obtained environmental approval for the project “Technological Change at Maria Elena”. The operation of this project will allow reducing particle emission, as required by the new environmental standard, which is estimate to occur during the second half of 2008. The Company is requesting from CONAMA adjustments necessary to deadlines for reducing particles currently contemplated in the Decontamination plant in order to allow consistency with the degree of completion of the “Technological Change at Maria Elena” project.

In addition, for all its operations, the Company develops environmental follow-up and monitoring plans based on specialized scientific studies and develops an annual training program in environmental matters both for its direct employees and for contractors’ employees. Within this context, SQM entered into a contract with the National Forestry Corporation (CONAF) aimed at researching the activities of flamingo groups that live in the Atacama Salt Mine lagoons. Such research includes a population count of the birds and breeding research. Environmental follow-up maintained by the Company at the Salt Mine in Atacama and other systems in which it operates are supported by a number of studies which have integrated diverse scientific efforts from prestigious research centers, including Dictuc from Pontificia Universidad Católica and the School of Agricultural Science of Universidad de Chile.

In addition, within the framework of the environmental studies it performs for its new project, the Company is performing significant activities for the recording of Prehispanic and historical cultural heritage, as well as the protection of heritage sites, in accordance with current Chilean laws. These actions have been especially performed in the areas surrounding Maria Elena and the Nueva Victoria plant. This effort is being accompanied by actions for showing culture to the community and exhibition in local and regional museums.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 29 - Environmental Projects (continued)

As emphasized in its Sustainable Development Policy, the Company strives for maintaining positive relationships with the surrounding community, as well as participating in the development of communities near its operations, by supporting joint projects and activities which lead to improve life quality in these. For this purpose, the Company has focused its efforts in rescuing historical heritage, sociocultural training and development, for which it performs different activities either individually or together with government’s agencies and/or private entities.

Note 30 - Significant Events

1. On March 18, 2008, the Company informed the Superintendency of Securities and Insurance (SVS) that the Board of Directors of Sociedad Química y Minera de Chile (SQM) at their meeting held on March 18, 2008, unanimously agreed to propose the payment of a final dividend for a sum of US$0.44459 per share to those shareholders of SQM who were registered with the Shareholders’ Registry during the fifth business day prior to the date of payment of this dividend.

Upon approval of this proposal by the shareholders at the General Ordinary Shareholders’ Meeting to be held on April 27, 2008, this proposal will allow that the Company effectively pays and distributes dividends in conformity with the respective dividend policy, an annual dividend equivalent to 65% of distributable net income obtained during 2007.

Note 31 - Unearned Income

During the periods ended March 31, 2008 and 2007, the Company maintains unearned income related to the recognition of sales invoices the delivery of which will occur subsequent to the close of the financial statements. The detail is as follows:

	2008	2007
	ThUS$	ThUS$
Unearned income	58,458	1,748

Note 32 - Subsequent Events

On April 21, 2008, Inversiones SQ S.A. and SQH S.A., both controlled by Mr. Julio Ponce Lerou have acquired from Yara Netherland B.V. 49% of the shares of the privately-held shareholders’ company, Inversiones SQYA S.A. Accordingly, Julio Ponce obtained indirect controlling interest of 100% of the shares of Inversiones SQYA S.A. Beginning on the date referred to above, SQYA S.A. Yara is no longer a related company of Sociedad Química y Minera de Chile S.A.

Management is not aware of any significant subsequent events that have occurred between March 31, 2008 and the date of publication of these financial statements (April 29, 2008) that may affect the Company’s financial position or the interpretation of these financial statements.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Conf: /s/ Ricardo Ramos R.
Ricardo Ramos R.
Chief Financial Officer

Date: May 28, 2008